

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



11018746

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65284

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2010__ AND ENDING __December 31, 2010__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integral Financial, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

1072 South De Anza Blvd,   Suite A206

(No. and Street)

San Jose   California   95129

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Weiming Ho   (408) 996-1118

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170   Northridge   California   91324

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Weiming Ho__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Integral Financial, LLC__ , as

of __December 31__ , 20 __10__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

State of _California_
County of _Santa Clara_
Subscribed ans sworn to (or affirmed) before me on
this _4_ day of _January 2011_ by
Weiming Ho proved to me on
the basis of satisfactory evidences to be the person
who appeared beofre me.

_____
Notary Public

Signature

__President__
Title

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Integral Financial, LLC:

We have audited the accompanying statement of financial condition of Integral Financial, LLC (the Company) as of December 31, 2010, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integral Financial, LLC as of December 31, 2010, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 17, 2011

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
LOS ANGELES NEW YORK OAKLAND   WE FOCUS & CARE

Integral Financial, LLC
Statement of Financial Condition
December 31, 2010

Assets

Cash and cash equivalents	$	94,594
Deposit with clearing organization		56,355
Furniture, equipment, and automobile, net		72,904
Prepaid expenses		7,293
Other assets		21
Total assets	$	231,167

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$	5,521
Income taxes payable		2,078
Automobile loan payable		20,589
Total liabilities		28,188

Members' equity

Members' equity		202,979
Total members' equity		202,979
Total liabilities and members' equity	$	231,167

The accompanying notes are an integral part of these financial statements.

Integral Financial, LLC
Statement of Income
For the Year Ended December 31, 2010

Revenues

Commissions	$	1,125,074
Consulting income		5,412
Interest income		861
Gains (losses) on disposal of assets		(3,885)
Total revenues		1,127,462

Expenses

Employee compensation and benefits	402,859
Commissions, floor brokerage, exchange, and clearance fees	25,965
Communications	13,981
Occupancy expense	76,927
Other operating expenses	313,019
Total expenses	832,751
Net income (loss) before income tax provision	294,711
Income tax provision	4,561
Net income (loss)	$ 290,150

The accompanying notes are an integral part of these financial statements.

Integral Financial, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2010

	Members' Equity
Balance at December 31, 2009	$ 191,254
Distributions	(250,000)
Return of capital	(28,425)
Net income (loss)	290,150
Balance at December 31, 2010	$ 202,979

The accompanying notes are an integral part of these financial statements.

Integral Financial, LLC
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flow from operating activities:

Net income (loss)			$ 290,150
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation expense	$	6,586	
(Gains) losses on disposal of assets		3,885	
(Increase) decrease in assets:			
Deposit with clearing organization		(42)	
Prepaid expenses		586	
Other assets		174	
Increase (decrease) in liabilities:			
Accounts payable and accrued expenses		3,854	
Commissions payable		(2,300)	
Income taxes payable		725	
Total adjustments			13,468

Net cash and cash equivalents provided by (used in) operating activities 303,618

Cash flow from investing activities:

Purchase of furniture, equipment, and automobile	(65,311)	

Net cash and cash equivalents provided by (used in) investing activities (65,311)

Cash flow from financing activities:

Distributions	(250,000)	
Proceeds from automobile loan payable	20,589	
Return of capital	(28,425)	

Net cash and cash equivalents provided by (used in) financing activities (257,836)

Net increase (decrease) in cash and cash equivalents	(19,529)
Cash and cash equivalents at beginning of year	114,123
Cash and cash equivalents at end of year	$ 94,594

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	-
Income taxes	$	3,836

The accompanying notes are an integral part of these financial statements.

Integral Financial, LLC
Notes to Financial Statements
December 31, 2010

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Integral Financial, LLC (the "Company"), was organized as a California Limited Liability Company on February 2, 2003. The Company operates as a registered as a broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is headquartered in San Jose, California, and has offices in Fremont, San Francisco, and Milbrae, California.

The Company is authorized to sell corporate equity securities over the counter, corporate debt securities, mutual funds, municipal securities, and variable life insurance or annuities. Consulting income is earned by assisting brokers study and prepare for FINRA examinations. The Company has approximately 1,000 clients with a majority in Northern California.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities transactions are recorded on a trade date basis with the related commission revenues and expenses also recorded on a trade date basis.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture, equipment, and automobile are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

For the year ending December 31, 2010, the Company had a gain of $3,885 on the disposal of assets which is inculded in revenue on the Statement of Operations.

Advertising costs are expensed as incurred. For the year ended December 31, 2010, the Company charged $35,017, to other operating expenses for advertising costs.

Effective January 1, 2008, the Company elected to be taxed as an S Corporation and, accordingly, has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the members, rather than the Company, are subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise tax and a tax rate of 1.5% over the minimum Franchise tax of $800.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 17, 2010, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Southwest Securities, Inc. ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. This Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2010 was $56,355.

Note 3: FURNITURE, EQUIPMENT, AND AUTOMOBILE, NET

Furniture, equipment, and automobile are recorded net of accumulated depreciation and summarized by major classifications as follows:

Furniture, equipment, and automobile excluding assets under capital lease

			Useful Life
Furniture and fixtures	$	5,240	7
Equipment		31,346	5
Automobile		34,787	5
		71,373	
Less: accumulated depreciation		(44,058)	
Furniture, equipment, and automobile excluding			
asset under capital lease, net		27,315	

Furniture, equipment, and automobile under capital lease

Automobile		45,589	5
Less: accumulated depreciation		-	
Furniture, equipment, and automobile under capital lease, net		45,589	
Furniture, equipment, and automobile, net	$	72,904	

Depreciation expense for the year ended December 31, 2010, was $6,586.

Note 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected to be taxed as a Subchapter S Corporation, therefore no federal income tax provision is recorded. The State of California recognizes Subchapter S Corporations for state tax purposes. However, the state imposes a 1.5 % tax on the net income and a minimum Franchise Tax of $800, whichever is greater. For the year ended December 31, 2010, the state income tax provision totaled $4,561.

Note 5: AUTOMOBILE LOAN PAYABLE

The automobile loan payable is collateralized by an automobile with a net book value of $45,589.

Note 5: AUTOMOBILE LOAN PAYABLE
(Continued)

Future minimum principal payments on this loan are as follows:

Year Ending December 31,	Amount
2011	$ 3,494
2012	3,957
2013	4,115
2014	4,279
2015	4,450
2016 and thereafter	294
	$ 20,589

Note 6: OCCUPANCY EXPENSE

The Company has one year leases for the office space in San Jose, Freemont, Mibrae, and San Francisco. Current year rent expense consists of the following:

Office rent	$ 76,927

Note 7: PROFIT SHARING PLAN AND DEFINED BENEFIT PLAN

Effective January 1, 2010, the Company's Board of Directors adopted a qualified 401(K) Profit Sharing Plan (the "Plan") and a Defined Benefit Pension Plan. All employees, 21 years of age or older, are eligible to participate in the Plan, provided they have completed 1,000 hours of service. Participants are allowed to defer up to the legal limit or 99% of their compensation, whichever is more. The Company is not permitted to make any matching contributions to this plan, however it is eligible to make nonelective employer contributions. For the year ended December 31, 2010, the Company contributed $48,222 to the Profit Sharing Plan.

The Defined Benefit Plan is available for all employees who have a minimum of one (1) year of service and have reached 21 years of age. The Plan's unit benefit is defined as 20% of the participant's average annual/monthly compensation multiplied by the participant's years of credited service, limited to a maximum of five. For the year ended December 31, 2010, the Company contributed $113,700, to its Defined Benefit Plan.

Note 8: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2010, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

SFAS/ASU No.	Title	Effective Date
2009-01	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (ASC 105) - a Replacement of FASB Statement No. 162	After September 15, 2009
2010-06	Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements	After December 15, 2009

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS
(Continued)

2010-09	Subsequent Events (ASC 855): Amendments to Certain Recognition and Disclosure Requirements	After February 24, 2010
2009-16	Accounting for Transfers of Financial Assets (ASC 860) - an Interpretation of FASB Statement No. 140	After November 15, 2009
2009-17	Consolidations (ASC 810) - Improvements to Financial Reporting by Enterprises with Variable Interest Entities	After November 15, 2009

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2010, the Company had net capital of $120,985 which was $115,985 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($28,188) to net capital was 0.23 to 1, which is less than the 15 to 1 maximum allowed.

Integral Financial, LLC
Notes to Financial Statements
December 31, 2010

Note 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $1,359 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 119,626
Adjustments:		
Members' equity	$ 25,116	
Non-allowable assets	(25,000)	
Haircuts & undue concentration	1,243	
Total adjustments		1,359
Net capital per audited statements		$ 120,985

Integral Financial, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2010

Computation of net capital

Members' equity		$ 202,979	
Total members' equity			$ 202,979
Less: Non-allowable assets			
Furniture, equipment, and automobile, net		(72,904)	
Prepaid expenses		(7,293)	
Other assets		(21)	
Total non-allowable assets			(80,218)
Net capital before haircuts			122,761
Less: Haircuts on securities			
Haircut on money markets		(1,776)	
Total haircuts on securities			(1,776)
Net Capital			120,985

Computation of net capital requirements

Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness		$ 1,879	
Minimum dollar net capital required		$ 5,000	
Net capital required (greater of above)			(5,000)
Excess net capital			$ 115,985
Ratio of aggregate indebtedness to net capital		0.23 : 1	

There was a difference of $1,359 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2010. See Note 11.

See independent auditor's report

Integral Financial, LLC
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2010

A computation of reserve requirements is not applicable to Integral Financial, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Integral Financial, LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2010

Information relating to possession or control requirements is not applicable to Integral Financial, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Integral Financial, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2010



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Integral Financial, LLC:

In planning and performing our audit of the financial statements of Integral Financial, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

i

WE FOCUS & CARE

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 17, 2011

Integral Financial, LLC

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e)(4)

For the Year Ended December 31, 2010



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Integral Financial, LLC

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Securities Investor Protection Corporation Assessments and Payments (Form SIPC- 7T) of Integral Financial, LLC ("the Company") for the period from January 1, 2010 to December 31, 2010. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the quarter ended December 31, 2010, with the amounts reported in General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Integral Financial, LLC taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, CA
February 17, 2011

A

Integral Financial, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2010

	Amount
Total assessment	$ 1,421
SIPC-6 general assessment	
Payment made on July 19, 2010	(153)
SIPC-7 general assessment	
Payment made on January 27, 2011	(1,268)
Total assessment balance	
(overpayment carried forward)	$ —

Integral Financial, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2010